SHAREHOLDER MEETING (Unaudited)

On March 10, 2000, a shareholder meeting was held to approve a new subadvisory agreement between the Manager and the Sub-Advisor as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:

                                            Withheld/
For               Against                   Abstain                   Total

7,172,147         76,955                    113,617                   7,362,719